

                                                        [COX RADIO LETTERHEAD]


                                                           October 19, 2006

VIA FACSIMILE and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Larry Spirgel, Assistant Director
              Melissa Hauber, Senior Staff Accountant
              Adam Washecka, Staff Accountant

                  Re:      Cox Radio, Inc.
                           Form 10-K for Fiscal Year ended December 31, 2005
                           Form 10-Q for Fiscal Quarter Ended June 30, 2006
                           File No. 1-12187

Dear Mr. Spirgel:

         We have received your additional comment to the above referenced filings set forth in a letter dated October 5, 2006, and addressed to the undersigned.  The remainder of this letter contains the text of your comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005
--------------------------------------------------

Acquisitions and Dispositions of Businesses, page 43
----------------------------------------------------


We note your response to prior comment 3.  In order to provide us with a more complete understanding of this transaction, please address the following additional items:


o    Tell us whether there are any agreements in place that allow you to operate or control the radio stations prior to your exercise of the purchase option.

o    Tell us the fixed price at which you can purchase the stations upon the exercise of the option.  In addition, tell us whether this price is the same price at which the seller can put the stations to you during the two distinct times within the option term.

o    Tell us who the seller is in this transaction.

o    Explain to us in greater detail how you determined that the option does not meet the definition of a derivative pursuant to SFAS 133.

o    In light of the fact that you elected to make the first $5 million put refusal payment and expect to make the second payment, explain to us why you believe that you will eventually exercise the purchase option and acquire the stations.

RESPONSE
--------

      There are no agreements in place that allow Cox Radio to operate or control the radio stations prior to exercise of our option to purchase those stations.

      The purchase price for the stations is a fixed amount regardless of when the stations are purchased, and the price at which the seller can put the stations to us is the same fixed price.  As disclosed in our Form 10-Q for the quarter ended June 30, 2006, both the initial option payment and amounts paid in connection with the seller exercising its put rights will be applied towards the fixed purchase price for the stations.  Please note that the negotiated purchase price was deemed to represent the fair value of the stations upon execution of the option agreement.

      In order to protect the privacy of the seller, who is an individual, the option agreement includes a provision that the parties keep the transaction and related information confidential, except as and to the extent required by law.  We respectfully submit that disclosure of the name of the seller and the aggregate purchase price of the stations would not significantly change the total mix of available information regarding Cox Radio and should not otherwise be a significant factor in deciding to buy, sell or hold Cox Radio securities.  Accordingly, we would prefer to honor the option agreement by maintaining the confidentiality of this information.  Actual payments made under the terms of the option agreement have been disclosed.  In addition, Cox Radio will disclose all future payments under the option agreement and continue to monitor whether any obligations under the option agreement are material to Cox Radio.





      Our option to purchase the radio stations does not meet the definition of a derivative instrument, as prescribed by SFAS No.
133, Accounting for Derivative Instruments ("SFAS No. 133"), because the option agreement does not contain a net settlement provision.  Paragraph 6 of SFAS No. 133 defines a derivative instrument as a financial instrument or other contract with all of the following characteristics:

   a.    It has one or more underlyings and one or more notional amounts, payment provisions or both.

   b.    It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

   c.    Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

      Although Cox Radio's option to purchase the radio stations meets the criteria of paragraphs 6(a) and 6(b) of SFAS No. 133, it does not meet the net settlement criteria of paragraph 6(c).  In reaching this conclusion, we also considered the guidance contained in paragraph 9 of SFAS No. 133, which further clarifies that a contract meets the net settlement criteria of paragraph
6(c) if the contract provisions: (1) explicitly or implicitly require net settlement; (2) require physical settlement but there is a "market mechanism" that facilitates net settlement; or (3) require physical settlement but the underlying assets to be delivered are "readily convertible to cash."

      Our analysis of the three criteria prescribed by paragraph 9 of SFAS No. 133 is summarized, as follows:

o     Explicit or implicit net settlement - The option to purchase the radio stations does not provide for explicit or implicit net settlement.  Under the terms of the option agreement, the seller must physically deliver the radio station assets to Cox
      Radio; there are no provisions in the agreement that provide for explicit net settlement.  In addition, the penalty for nonperformance under the option agreement is limited to the cumulative amount paid by Cox Radio to the counterparty through the date of nonperformance.  The penalties for nonperformance under the option agreement do not provide for symmetrical net settlement.  Accordingly, the terms of the option agreement do not provide for implicit net settlement.

o     Market mechanism - There is no market mechanism that would facilitate net settlement of Cox Radio's option to purchase the radio stations.  We reached this conclusion based on the following factors:

           a.  There is no ready market, brokers or other counterparties that stand ready to buy or sell radio station purchase options; and

           b.  Under the terms of the option agreement, although Cox Radio is permitted to transfer the contract to a third party,
               Cox Radio is not relieved of its rights and obligations to perform under such agreement because Cox Radio will assume counterparty risk in the event of nonperformance by the third party.  As discussed in Derivatives
               Implementation Group Issue No. A7, Definition of a Derivative:  Effect of Contractual Provisions on the Existence of
               a Market Mechanism That Facilitates Net Settlement, if an entity assumes counterparty risk when transferring a contract, then it has not been relieved of its rights and obligations and, as such, no market mechanism to facilitate net settlement would exist.

o     Readily convertible to cash - The radio station assets subject to the provisions of the option agreement are not readily convertible to cash.

      Based on the foregoing analysis, we concluded that the option to purchase the radio stations does not meet the definition of a derivative instrument.

         As disclosed in our Form 10-Q for the quarter ended June 30, 2006, Cox Radio elected to make the first $5 million put refusal payment, determined that the seller's exercise of its second put right was probable and, therefore, accrued $5 million for the second put payment.  We believe the current fair value of the radio stations is at least equal to the aggregate fixed purchase price under the option agreement, and we have no reason to believe this value will significantly decrease prior to the expiration of the option.  Therefore, at this time, we do expect to eventually exercise the purchase option and acquire the stations.




                                                                   * * * * *

    We hope you will find this letter responsive to your comment.  If you have questions regarding our response, please do not hesitate to contact me at 678-645-4310.


                                                                    Sincerely,



                                                                   /s/ Neil O. Johnston
                                                                   -----------------------------------
                                                                   Neil O. Johnston
                                                                   Vice President and Chief Financial Officer



cc:   Andrew A. Merdek
      Thomas D. Twedt
      Barry E. McLaurin

